1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 6, 2024

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1	Announcement on 2024/08/06	Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Second Quarter of 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 6, 2024
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.1

Chunghwa Telecom Reports Un-Audited Consolidated Operating Results for the Second Quarter of 2024

TAIPEI, Taiwan, R.O.C. August 6, 2024 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its un-audited operating results for the second quarter of 2024. All figures were prepared in accordance with Taiwan-International Financial Reporting Standards (“T-IFRSs”) on a consolidated basis.

(Comparisons throughout the press release, unless otherwise stated, are made with regard to the prior year period.)

Second Quarter 2024 Financial Highlights

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Total revenue increased by 1.2% to NT$ 54.12 billion.
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Consumer Business Group revenue increased by 2.6% to NT$ 33.60 billion.
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Enterprise Business Group revenue decreased by 3.7% to NT$ 16.89 billion.
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International Business Group revenue increased by 21.8% to NT$ 2.64 billion.
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Total operating costs and expenses increased by 2.4% to NT$ 42.19 billion.
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Operating income decreased by 2.7% to NT$ 11.93 billion.
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EBITDA decreased by 1.7% to NT$ 21.81 billion.
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Net income attributable to stockholders of the parent decreased by 1.0% to NT$ 9.82 billion.
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Basic earnings per share (EPS) was NT$1.27.
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Operating income, EBITDA, net income attributable to stockholders of the parent, and EPS all exceeded our proposed guidance.

“The year-over-year improvements in the second quarter underscored the strength of our strategic execution and operational excellence,” stated Mr. Shui-Yi Kuo, Chairman and CEO of Chunghwa Telecom. “Chunghwa Telecom is delivering industry-leading, best-in-class service to our customers. As a result, we have proudly set a new record for total revenue for the same period since 2018, increasing our mobile revenue market share and subscriber share in the new market landscape. Our postpaid mobile ARPU has continued to outperform peers, demonstrating the highest YoY growth in the Taiwanese telecom industry for six consecutive quarters. Additionally, our fixed broadband service has seen a remarkable uptick as the number of subscribers opting for services of 300Mbps or higher continued to grow, resulting in revenue increase.”

“Regarding our three business groups, the Consumer Business Group sustained its growth trajectory, primarily due to mobile revenue growth driven by ongoing 5G migration and an increase in postpaid subscribers, as well as fixed broadband revenue growth. As a testament of our successful investment in media content, we saw our video platform subscriptions exceeded three million in the first week of broadcasting the Olympic Games, further expanding our lead in the industry as the largest video platform in Taiwan. Our Enterprise Business Group’s revenue decreased due to the higher base from the large ICT project revenue recognized last year, offset by increased IDC and cybersecurity revenues this quarter. A noteworthy highlight is the 10 consecutive quarters of year-over-year growth in our cybersecurity business driven by growing demand. Furthermore, we are impressed with the performance of our International Business Group, where revenue increased by 21.8% year-over-year, mainly driven by overseas ICT business.”

“Targeting the vast AI opportunities, we constructed AI Data Centers, GPU Cloud, and CHT AI Factory. These efforts support enterprise and government clients in facilitating AI transformation. Additionally, to strategically enhance our overall group’s market value, we focused on carving out subsidiaries for spin-offs and continuously evaluating potential M&A opportunities. Our subsidiary, CHT Security and International Integrated Systems Inc., will complete their listing on Taiwan’s Emerging Stock Market Board by the second half of 2024. Looking ahead, we remain confident that the consistent execution of our strategies will enable us to achieve our long-term goals for superior value creation for all our stakeholders,” Mr. Kuo concluded.

Revenue

Chunghwa Telecom’s total revenues for the second quarter of 2024 increased by 1.2% to NT$ 54.12 billion.

Consumer Business Group’s revenue for the second quarter of 2024 increased by 2.6% YoY to NT$ 33.60 billion. Mobile service revenue increased 3.8% YoY, mainly due to ongoing 5G migration and increase in postpaid subscriber. Fixed broadband revenue continued to grow year over year owing to the successful upsell of speed upgrade. Sales revenue increased 2.4% YoY mainly due to the strong sales of iPhone series. CBG’s income before tax decreased 1.6% YoY, mainly due to the increase of personnel expenses resulting from the company’s salary raises rolled out this year

Enterprise Business Group’s revenue for the second quarter of 2024 decreased 3.7% YoY to NT$ 16.89 billion, due to last year's high base from large ICT projects and the deferral of revenue that was expected to be recognized in the second quarter. ICT business revenue remained on track when excluding those factors. Mobile service revenue slightly decreased due to the higher base of prepaid card project in the same period of last year, while 5G migration, international roaming revenue and text message revenue continued to grow. Fixed-line revenue slightly decreased year-over-year due to that the decline in fixed voice revenue offset the growth of broadband access revenue and data communication revenue. This was the main cause of the 9.6% year-over-year decrease in EBG’s income before tax.

International Business Group’s revenue for the second quarter of 2024 increased by 21.8% to NT$ 2.64 billion, while its income before tax increased 8.2% YoY. The positive growth was mainly due to overseas ICT business growth driven by clients’ global expansion.

Operating Costs and Expenses

Total operating costs and expenses for the second quarter of 2024 increased by 2.4% to NT$ 42.19 billion, mainly due to higher manpower cost and electricity expenses.

Operating Income and Net Income

Operating income for the second quarter of 2024 decreased by 2.7% to NT$ 11.93 billion. The operating margin was 22.0%, as compared to 22.9% in the same period of 2023. Net income attributable to stockholders of the parent decreased by 1.0% to NT$ 9.82 billion. Basic earnings per share was NT$1.27.

Cash Flow and EBITDA

Cash flow from operating activities, as of June 30th, 2024, increased by 3.0% year over year to NT$ 29.32 billion, mainly due to a rise in unearned revenue from ICT projects.

Cash and cash equivalents, as of June 30th, 2024, decreased by 24.2% to NT$ 37.71 billion as compared to that as of June 30th, 2023.

EBITDA for the second quarter of 2024 was NT$ 21.81 billion, decreasing by 1.7% year over year. EBITDA margin was 40.31%, as compared to 41.51% in the same period of 2023.

Business Highlights

Mobile

As of June 30th, 2024, Chunghwa Telecom had 13.42 million mobile subscribers, representing a 4.5% year-over-year increase. In the second quarter, total mobile service revenue increased by 3.5% to NT$ 16.73 billion, while mobile post-paid ARPU excluding IoT SIMs grew 2.0% year over year to NT$ 556.

Fixed Broadband/HiNet

As of June 30th, 2024, the number of broadband subscribers slightly increased by 0.6% to 4.41 million. The number of HiNet broadband subscribers increased by 1.3% to 3.72 million. In the second quarter, total fixed broadband revenue grew 4.4% year over year to NT$ 11.39 billion, while ARPU increased 2.0% to NT$ 790.

Fixed line

As of June 30th, 2024, the number of fixed-line subscribers was 9.02 million.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at http://www.cht.com.tw/en/home/cht/investors/financials/quarterly-earnings

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

NON-GAAP FINANCIAL MEASURES

To supplement the Company’s consolidated financial statements presented in accordance with International Financial Reporting Standards pursuant to the requirements of the Financial Supervisory Commission, or T-IFRSs, Chunghwa Telecom also provides EBITDA, which is a "non-GAAP financial measure”. EBITDA is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other income, net, (iv) income tax, (v) (income) loss from discontinued operations.

In managing the Company’s business, Chunghwa Telecom relies on EBITDA as a means of assessing its operating performance because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

CAUTIONS ON USE OF NON-GAAP FINANCIAL MEASURES

In addition to the consolidated financial results prepared under T-IFRSs, Chunghwa Telecom also provide non-GAAP financial measures, including “EBITDA”. The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Chunghwa Telecom’s management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, the Company recognizes that:


these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s T-IFRSs financial measures;

these non-GAAP financial measures should not be considered to be superior to the Company’s T-IFRSs financial measures; and

these non-GAAP financial measures were not prepared in accordance with T-IFRSs and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principle.

Further, these non-GAAP financial measures may be unique to Chunghwa Telecom, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results as a substitute for results under T-IFRSs, or as being comparable to results reported or forecasted by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) (“Chunghwa” or “the Company”) is Taiwan’s largest integrated telecommunications services company that provides fixed-line, mobile, broadband, and internet services. The Company also provides information and communication technology services to corporate customers with its big data, information security, cloud computing and IDC capabilities, and is expanding its business into innovative technology services such as IoT, AI, etc. Chunghwa has been actively and continuously implemented environmental, social and governance (ESG) initiatives with the goal to achieve sustainability and has won numerous international and domestic awards and recognitions for its ESG commitments and best practices. For more information, please visit our website at www.cht.com.tw

Contact: Angela Tsai

Phone: +886 2 2344 5488

Email: chtir@cht.com.tw